Filed by: SUEZ
pursuant to Rule 165 and Rule 425(a)
under the Securities Act of 1933, as amended

Subject Company: SUEZ
Exchange Act File Number: 001-15232
Date: May 28, 2008

On May 27, 2008, Suez and Gaz de France issued the following joint press release.

Important Information
This communication does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of Suez, Suez Environment (or any company holding the Suez Environment Shares) or Gaz de France,  nor shall there be any offer, solicitation, purchase, sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation, purchase, sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and Suez disclaim any responsibility or liability for the violation of such restrictions by any person.

The Gaz de France ordinary shares which would be issued in connection with the proposed business combination to holders of Suez ordinary shares (including Suez ordinary shares represented by Suez American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration.

In connection with the proposed transactions, the required information document will be filed with the Autorité des marchés financiers (“AMF”) and, to the extent Gaz de France is required or otherwise decides to register the Gaz de France ordinary shares to be issued in connection with the business combination in the United States, Gaz de France may file with the United States Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from Gaz de France or its duly designated agent. Investors and holders of Suez securities may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from Gaz de France on its web site at www.gazdefrance.com or directly from Suez on its website at www.suez.com, as the case may be.

Forward-Looking Statements
This communication contains forward-looking information and statements about Gaz de France, Suez, Suez Environment and their combined businesses after completion of the proposed transactions. Forward-looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Gaz de France and Suez believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France and Suez ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Gaz de France and Suez, that could cause actual results, developments, synergies, savings and benefits from the proposed transactions to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Autorité des marchés financiers (“AMF”) made by Gaz de France and Suez, including those listed under “Facteurs de Risques” in the Document de Référence filed by Gaz de France with the AMF on May 15, 2008 (under no: R.08-0056) and any update thereto and in the Document de Référence filed by Suez on March 18, 2008 (under no: D.08-0122) and any update thereto, as well as documents filed by Suez with the SEC, including those listed under “Risk Factors” in the Annual Report on Form 20-F for 2006 that Suez filed with the SEC on June 29, 2007. Except as required by applicable law, neither Gaz de France nor Suez undertakes any obligation to update any forward-looking information or statements.

* * * *

PRESS RELEASE

Tuesday, 27th May, 2008 – Within their merger process, SUEZ and Gaz de France will convene meetings of their respective Boards of Directors on June 4th, 2008.

The principal points on the agenda of the meetings will be the approval of the documentation related to the merger and the notice to attend their Combined Annual Shareholders’ Meetings (Ordinary and Extraordinary) convened to approve the merger of the two groups.

Gaz de France

The Gaz de France Group is a major energy player in Europe.  As the leading natural gas distributor in Europe, Gaz de France employs nearly 50,000 employees and earned €27 billion in sales in 2007.  The Group holds a portfolio of some 14 million clients, approximately 11 million of which are in France. Gaz de France is listed on the Paris Stock Exchange and forms part of the CAC 40 and Dow Jones Stoxx 600 indices.

SUEZ

SUEZ, an international industrial and services Group, designs sustainable and innovative solutions in the management of public utilities as a partner of public authorities, businesses and individuals. The Group aims to answer essential needs in electricity, natural gas, energy services, water and waste management. The Group employs 149,000 people worldwide and achieved revenues of €47.5 billion in 2007, 89% of which were generated in Europe and in North America.  SUEZ is listed on the Brussels, Luxembourg, Paris and Zurich stock exchanges and is represented in the major international indices: CAC 40, BEL 20, DJ STOXX 50, DJ EURO STOXX 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone

Press contacts:
SUEZ	Gaz de France
France: +33(0)1 4006 6651 Belgium: +32 2 510 76 70	Press service: +33(0)1 4754 2435

Analyst contacts:
SUEZ	Gaz de France
Investor Relations: +33(0)1 4006 6489	Investor Relations: +33(0)1 4754 7725

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Important Information
This communication does not constitute an offer or the solicitation of an offer to purchase, sell, or exchange any securities of Suez, Suez Environment securities (or securities of any company holding the Suez Environment Shares) or Gaz de France, nor shall there be any offer, solicitation, purchase, sale or exchange of securities in any jurisdiction (including the U.S., Germany, Italy and Japan) in which it would be unlawful prior to registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and Suez disclaim any responsibility or liability for the violation of such restrictions by any person.
The Gaz de France ordinary shares which would be issued in connection with the proposed merger to holders of Suez ordinary shares (including Suez American Depositary Shares (ADRs)) may not be offered or sold in the U.S. except pursuant to an effective registration statement under the U.S. Securities Act of 1933, as amended, or pursuant to a valid exemption from registration. The Suez Environment Shares (or the shares of any company holding the Suez Environment Shares) have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration.
In connection with the proposed transactions, the required information document will be filed with the Autorité des marchés financiers (AMF) and, to the extent Gaz de France is required or otherwise decides to register the Gaz de France ordinary shares to be issued in connection with the business combination in the U.S., Gaz de France may file with the U.S. Securities and Exchange Commission (SEC), a registration statement on Form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any related amendments and supplements, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus and other relevant documents filed with the SEC at www.sec.gov and will receive information at an appropriate time on how to obtain these documents for free from Gaz de France or its duly designated agent. Investors and holders of Suez securities may obtain free copies of documents filed with the AMF at www.amf-france.org or directly from Gaz de France or Suez at www.gazdefrance.com or  www.suez.com , as the case may be.

Forward-Looking statements
This communication contains forward-looking information and statements. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Although the management of SUEZ and Gaz de France believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of SUEZ and Gaz de France ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of SUEZ and Gaz de France, that could cause actual results, developments, synergies, savings and benefits from the transaction to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings made by SUEZ with the AMF, including those listed under “Facteurs de Risques” in the Document de Référence filed by Gaz de France with the AMF on May 15, 2008 (under no: R.08-056) and in the Document de Référence and its update filed by SUEZ on March 18, 2008. Except as required by applicable law, SUEZ and Gaz de France do not undertake any obligation to update any forward-looking information or statements.

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